UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2011

Commission file number 0-12602

MAKITA CORPORATION

(Translation of registrant’s name into English)

3-11-8, Sumiyoshi-cho, Anjo City, Aichi Prefecture, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☑        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1):  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                     No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAKITA CORPORATION
(Registrant)

By:	/s/ Masahiko Goto
Masahiko Goto
President, Representative Director and Chief Executive Officer

Date: October 31, 2011

For immediate release

October 31, 2011

Company name:	Makita Corporation
Representative:	Masahiko Goto, President, Representative Director & CEO
Stock ticker code:	6586

Revision of Forecasts for Performance

Based on the recent trends of business performances, the forecasts consolidated business results for the year ending March 31, 2012, which were announced on April 28, 2011, were revised as stated below.

1.	Revised Forecasts for Consolidated Performance for the year ending March 31, 2012 (from April 1, 2011 to March 31, 2012)

	Yen (millions)							Yen
	Net sales	Operating income		Income before income taxes		Net income attributable to Makita Corporation		Earning per share (Basic) Net income attributable to Makita Corporation common shareholders
Outlook announced previously (A)	285,000	45,000		45,800		31,900		231.57
Revised forecast (B)	285,000	44,500		41,900		29,100		211.25
Change (B-A)	0	(500)		(3,900)		(2,800)		—
Percentage revision	0.0%	(1.1%	)	(8.5%	)	(8.8%	)	—

Actual results for the previous period ended March 31, 2011	272,630	41,909		42,730		29,905		217.08

2. Reasons for Revision of Forecasts

While demand for power tools is expected to remain robust, the yen’s value against major currencies is predicted to trend higher than the Company’s projections released on April 28, 2011. In view of these circumstances, we revised our previous performance forecasts as shown on this document.

The above forecasts are based on the assumption of exchange rates of 77 yen to the U.S. dollar and 102 yen to the euro for the six months period ending March 31,2012.

The above forecasts are based on the assumption of exchange rates of 78 yen to the U.S. dollar and 108 yen to the euro for the year ending March 31, 2012.

(Reference): Our previous exchange rates that we announced on April 28, 2011 were 83 yen to the U.S. dollar and 118 yen to the euro.

FORWARD-LOOKING STATEMENTS

This document contains forward-looking statements based on Makita’s own projections and estimates. The power tools market, where Makita is mainly active, is subject to the effects of rapid shifts in economic conditions, demand for housing, currency exchange rates, changes in competitiveness, and other factors.

Due to the risks and uncertainties involved, actual results could differ substantially from the content of these statements. Therefore, these statements should not be interpreted as representation that such objectives will be achieved.

1
English Translation of press release originally issued in Japanese